UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cyan, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23247W104

(CUSIP Number)

David M. Rothenstein

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

with a copy to:

Michael J. Silver

William I. Intner

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23247W104

1	Name of reporting person Ciena Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100% (See Item 4)
	8	Shared voting power 0
	9	Sole dispositive power 100% (See Item 4)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100% (See Item 4)
12	Check box if aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%
14	Type of reporting person (see instructions) CO

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D dated May 13, 2015 (the “Original Statement” and, together with this Amendment No. 1, this “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Cyan, Inc., a Delaware corporation (“Cyan” or the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Where disclosure made in one Item in the Original Statement was incorporated by reference into another Item, the amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

On August 3, 2015, Ciena Corporation, a Delaware corporation (“Ciena”), Neptune Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Ciena (“Merger Sub”), and Cyan completed the transactions contemplated by the Agreement and Plan of Merger, dated May 3, 2015, among Ciena, Merger Sub and Cyan, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2015 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Cyan (the “Merger”), with Cyan surviving the Merger as a wholly owned subsidiary of Ciena. Immediately following the consummation of the Merger, Cyan, as the surviving corporation of the Merger, merged with and into Ciena (the “Second Step Merger”), with Ciena surviving the Second Step Merger and Cyan ceasing to exist as an independent entity.

Pursuant to the terms of the Voting Agreements, dated May 3, 2015 (the “Voting Agreements”), between Ciena and certain Cyan officers and directors and affiliated stockholders, including investment funds affiliated with certain directors (the “Stockholders”), the Voting Agreements terminated at the effective time of the Merger.

Due to these developments, this Amendment No. 1 is the final amendment to the Original Statement by Ciena.

The foregoing description of the Merger Agreement, the Voting Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are incorporated by reference herein as exhibits.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Cyan treasury stock, shares owned directly by Ciena or any wholly owned subsidiary of Cyan or Ciena and shares owned by Cyan stockholders who exercised their appraisal rights under Delaware law) was converted into the right to receive merger consideration having a value at closing of 0.224 shares of Ciena common stock, par value $0.01 per share (“Ciena Common Stock”), determined as follows: (i) 0.19936 shares of validly issued, fully paid and nonassessable shares of Ciena Common Stock; (ii) $0.63 in cash, which is 0.02464 (11% of the aggregate exchange ratio) multiplied by the volume weighted average price per share of Ciena Common Stock on the New York Stock Exchange on July 31, 2015, which was the last trading day prior to closing; and (iii) any cash paid in lieu of fractional shares of Ciena Common Stock.

Upon the closing of and in connection with the Merger, Ciena paid approximately $33.6 million in cash and issued approximately 10.6 million shares of Ciena Common Stock. The source of funds for the cash payment was cash on hand. No consideration was issued in connection with the Second Step Merger.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

On August 3, 2015, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Cyan, with Cyan surviving the Merger as a wholly owned subsidiary of Ciena. Immediately following the consummation of the Merger, Cyan, as the surviving corporation of the Merger, merged with and into Ciena, with Ciena surviving the Second Step Merger and Cyan ceasing to exist as an independent entity.

At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Cyan treasury stock, shares owned directly by Ciena or any wholly owned subsidiary of Cyan or Ciena and shares owned by Cyan stockholders who exercised their appraisal rights under Delaware law) was converted into the right to receive the merger consideration. Ciena also assumed all then-outstanding Cyan restricted stock unit and stock option awards and substituted for them approximately 1.0 million Ciena restricted stock unit awards and stock options exercisable for 2.4 million shares of Ciena Common Stock, respectively. In addition, Ciena assumed $50.0 million in outstanding aggregate principal amount of Cyan’s 8.0% convertible senior secured notes due 2019.

Pursuant to the terms of the Voting Agreements, at the effective time of the Merger, the Voting Agreements were terminated and all shares of Common Stock owned by the Stockholders were converted into the merger consideration.

Upon the closing of the Merger, the shares of Cyan common stock that previously traded under the ticker symbol “CYNI”, ceased trading on, and are being delisted from, the New York Stock Exchange.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all officers and members of the board of directors of Cyan were replaced by the officers and directors of Merger Sub, respectively, and the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Merger, became the certificate of incorporation and bylaws of Cyan. As noted above, following the Merger, the Second Step Merger was effected with Cyan merging with and into Ciena, with Ciena surviving the Second Step Merger and Cyan ceasing to exist as an independent entity.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As a result of the Merger and pursuant to the Merger Agreement, Ciena acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Common Stock. Following the Second Step Merger, Cyan merged with and into Ciena, with Ciena surviving the Second Step Merger and Cyan ceasing to exist as an independent entity.

(b) As a result of the Merger and pursuant to the Merger Agreement, Ciena had sole power to vote and dispose of 100% of the Common Stock. Following the Second Step Merger, Cyan merged with and into Ciena, with Ciena surviving the Second Step Merger and Cyan ceasing to exist as an independent entity.

(c) Except as described in this Amendment No. 1, no transactions in the Common Stock were effected by Ciena, or, to the knowledge of Ciena, any of the persons listed in Schedule I of the Original Statement, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms on August 3, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger, dated as of May 3, 2015, among Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Exhibit 2.1 to Ciena Corporation’s Current Report on Form 8-K filed May 4, 2015 and incorporated herein by reference)

Exhibit 1.02	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2015, among Ciena Corporation, Neptune Acquisition Subsidiary, Inc. and Cyan, Inc. (filed as Annex A to Ciena Corporation’s Registration Statement on Form S-4 filed June 4, 2015 and incorporated herein by reference)

Exhibit 1.03	Form of Voting Agreement (filed as Exhibit 99.1 to Ciena Corporation’s Current Report on Form 8-K filed May 4, 2015 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 12, 2015	Ciena Corporation

	By:	/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary